UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMI-ANNUAL REPORT

PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the Semiannual Period Ended June 30, 2022

WELIVV, INC.

(Exact name of issuer as specified in its charter)

Commission File Number: 024-11620

Delaware	81-2513851
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

WeLivv, Inc.

228 Park Ave S PMB 44415

New York, New York 10003-1502

(Full mailing address of principal executive offices)

(646) 517-4336

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Class B Non-Voting Common Stock, par value $0.0001 per share

This Form 1-SA was filed on November 7, 2022. However, all information presented herein is as of June 30, 2022 only, for the period January 1, 2022 through June 30, 2022.

In this Semi-Annual Report,, the term “WeLivv,” “we,” or “the company” refers to WeLivv, Inc. (dba Moro, dba Applaudable).

This report may contain forward-looking statements and information relating to, among other things, our business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to our management. When used in this report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in Item 3 of this report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Unless otherwise indicated, latest results discussed below are as of June 30, 2022. The financial statements included in this filing as of and for the six months ended June 30, 2022 are unaudited and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all adjustments necessary to make interim statements of operations not misleading have been included.

Business Overview

WeLivv, Inc. was incorporated as a C-corporation in Delaware on April 15, 2016 by Andrew Christodoulides, the company’s founder and current Chief Executive Officer.

Since its founding, the company has been headquartered in New York, New York, but conducts all of its business virtually. As of June 30, 2022, the company has approximately 35 independent contractors and 2 full-time employees, consisting of Andrew Christodoulides and Claude Zoghzoghi.

From its incorporation through August 2020, the company did business as “WeLivv” and through its website: www.welivv.com, which initially went live in early 2017. In the Fourth Quarter of 2020, the company rebranded to “Moro” and replaced its website URL with its current website URL: www.moro.com (hereinafter, the “Moro” or the “Platform”). It subsequently registered the trade name “Moro” with the State of Delaware on March 4, 2021.

In June 2020, the company began development on a second social media platform that it subsequently named “Applaudable,” Applaudable conducts business through the website URL: www.applaudable.com, but is a product within WeLivv, Inc. and has no separate or independent legal identity. Although Applaudable is expected to drive some incremental visitors and sales to Moro, the two sites are not dependent on each other, and the expectation is that Applaudable will generate revenue independently from Moro.

Moro

Moro is a web platform that sells home furnishings. Currently, the company generates all its revenues from purchases that take place on the Platform. Unlike search engines like Google and e-retailers like Y-Lighting and Wayfair where products are generally presented as free-floating search results, Moro seeks to contextualize each item by presenting it within a physical context. For example, if a customer is searching for a lighting fixture, Moro aims to present the fixture results not as a series of photographs of the fixture itself floating against a white background, but rather incorporated in a well-designed home setting.

In order to secure the photographs of furnishings in an actual home setting, Moro invites home professionals, such as interior designers and architects (hereinafter, “professional users”), to build a profile on the platform, where they can share information and upload photos of their work, which then become publicly available to share with their colleagues, potential clients, media, and others.

Once uploaded, and pursuant to the Platform’s Terms of Sales and Terms of Use, which must be agreed upon by each professional user who creates a profile on the platform, Moro receives a non-exclusive, irrevocable, perpetual, and royalty-free license to use each professional user’s uploaded content, including photographs, as part of its e-commerce platform. Using a combination of proprietary and third-party tools, as well as some manual input from the professional user who uploaded the photograph, Moro then tags certain furnishings in each photo, which allows Moro to associate a brand and item number to each tagged furnishing. Moro estimates that as of June 30, 2022, it has access to approximately 6,000,000 photographs from more than 24,000 professional users who have registered with the site, and that approximately 120,000 products within these photographs have been tagged on the Platform.

Based on the tagged items, Moro then seeks to enter into a vendor wholesale agreement with each brand that was identified as part of the tagging process. Pursuant to such agreements, Moro receives wholesale pricing from the brand’s manufacturer or distributor (hereinafter, “Vendor Brand”) on each item it sells on the Platform, as well as detailed information from the Vendor-Brand’s product catalogue about each item. Moro uses that information to augment its tagging. As of June 30, 2022, the company has a vendor wholesale relationship with approximately 450 Vendor-Brands.

Customers can make purchases through the Platform or over the phone with a Moro representative. Moro utilizes a “drop ship” model whereby it never receives or holds any goods. Instead, once an order is placed on the Platform, the company generates a purchase order using a combination of system-automated and manual processing. It submits the purchase order to the appropriate Vendor-Brand, which then ships the order directly to the customer. Once a purchase order is processed by the respective Vendor-Brand, the company receives an invoice from the Vendor-Brand for the wholesale price, as well as a shipping confirmation and an estimate of shipping times. The company then updates the order with that information and finally charges the customer for the product and shipping cost. Except for issues related to vendor-brand warranties, the company manages all customer interaction, including customer service, shipping, and refund or exchange requests for retuned, damaged, or loss products.

Although the Platform is live and fully operational, the company estimates that as of June 30, 2022, only 15% of the approximately 120,000 products it has available to sell through the approximately 450 brands Moro has contractual vendor relationships with, can be currently purchased through the Platform. The primary reason for this is that aggregating the required home furnishing data and then structuring it to fit the Platform, which is necessary for customers to find and purchase products on the marketplace, is highly complex and time consuming.  The company has paused the development of Moro’s object detection and tagging systems, and instead intends to integrate this functionality with the company’s broader development of Applaudable, which will ultimately include this functionality so as to allow for the searching and shopping of featured images, including but not limited to interior design photos.

Applaudable

Applaudable is an independent social media platform focused on facilitating awareness, recognition, and sharing of the experiences that give life meaning. Like Instagram, experiences will be primarily distributed through a content feed. However, rather than toxic, superficial posts, which offer little value beyond how the photo or user looks, Applaudable posts will recognize experiences users love or appreciate – people, objects, places, activities, or anything else. They will also include details that enable users to shop the photo or emulate the experience, directly from the post. Further, embedded data within each post will enable our “Social Search” functionality, allowing users to search based on the authentic experiences of other users with similar tastes and interests. Although there is not a direct user-facing relationship between the Platform and Applaudable.com, both platforms harness our proprietary technology that allows users to shop items directly from photographs.

As of June 30, 2022, users are able to register for an Applaudable.com account. Though the platform has been fully designed, it has only been deployed for username reservation purposes to date, and we have not yet begun its development. As of June 30, 2022, we began the process of selecting a vendor to assist with the software development, with the expectation that work will commence in or around the third quarter of 2022. We expect a beta release of Applaudable on both web and mobile platforms by the end of 2022, and that work will continue beyond that time to further develop functionality including allowing for the full account creation and experience sharing of users.

Results of Operations

The following discussion of our financial condition and results of operations is for the six-month period ended June 30, 2022, and should be read in conjunction with our financial statements and the related notes included in this six-month report. As disclosed in the Forms 1-U filed by the company on June 3, 2022 and October 21, 2022, which are hereby incorporated by reference, the Company has determined that its 2021 financial statements can no longer be relied upon due to several accounting and bookkeeping errors. The company is currently reviewing and re-auditing its 2021 financial statements, and expects that process to conclude in late November 2022. As a result, it is unable to provide a discussion and analysis of its final results for the six-month period ended June 30, 2022 on either a six-month-over-six-month or same-period basis.

Basis of Presentation

Net revenues. We generate revenues from the sale of products via our Moro.com platform.

Cost of revenues. Our cost of revenues is the expense of purchasing inventory from a manufacturer or distributor, as well as merchant fees.

Advertising and marketing expenses. Our advertising and marketing expenses include advertising, marketing, and similar expenses.

General and administrative expenses. Our general and administrative expenses include overhead, executive compensation, independent contractors, meals and entertainment, software expenses, legal, and similar expenses.

Discussion & Analysis of Six-month Period Ended June 30, 2022

The following table sets forth key components of our results of operations during the six-month period ended June 30, 2022.

For the six-month periods ending	June 30, 2022

Revenues, net	$867,559
Cost of revenues	485,329

Gross Profit (loss)	382,230

Operating cost and expenses
Advertising and marketing	252,087
General and administrative	808,746

Total operating expenses	1,060,833

Net income (loss) from operations	(678,603)

Other income (expense)
Interest expense	(17,244)
Change in fair value of future equity obligations	-

Total other income (expense)	(17,244)

Net income before provision for income franchise tax expense	(695,847)

Provision for income and franchise taxes	-

Net loss	$(695,847)

Weighted average common shares outstanding - basic and diluted	5,262,918

net loss per common share - basic and diluted	-13%

Net revenues. Our total revenues were $867,559 for the six months ended June 30, 2022. Upon completion of our 2021 full year audit, we anticipate that the 1H 2022 revenues will reflect a material period-over-period decrease relative to 1H 2021, driven in part by our efforts to reduce marketing spend until we could ensure that we achieve a sustainable return on ad spend, following changes in the algorithms employed by Google, which drives a significant portion of Moro.com site visits; it will also reflect a partial shift of our resource allocation away from Moro.com sales, marketing and other activity in favor of developing the Applaudable.com platform.

Cost of revenues. Our cost of revenues was $485,329 for the six months ended June 30, 2022. Upon completion of our 2021 full year audit, we anticipate that the 1H 2022 cost of revenues will reflect a modest period-over-period decrease relative to 1H 2021, primarily due to a decline in sales volume compared to the prior year period. However, we anticipate that our cost of revenues as a percentage of revenue increased in comparison to the same period last year, partly due to one-time investments to develop campaigns for many of our acquired brands so that they were prepared to go live once they had been onboarded to the Platform.

Advertising and marketing expenses. Our advertising and marketing expenses were $252,087 for the six months ended June 30, 2022. Upon completion of our 2021 full year audit, we anticipate that the 1H 2022 advertising and marketing expenses will reflect a material period-over-period decrease relative to 1H 2021, due in part to a decrease in our advertising and marketing activity as described above, related to ensuring our return on ad spend remains sustainable, and in part to a shift in resources toward development of the Applaudable platform.

General and administrative expenses. Our general and administrative expenses were $808,746 for the six months ended June 30, 2022. Upon completion of our 2021 full year audit, we anticipate that the 1H 2022 general and administrative expenses will reflect a modest period-over-period increase relative to 1H 2021, as we increased headcount in order to manage the increased product data from newly added brands and accelerated Applaudable platform development.

Net loss. As a result of the cumulative effect of the factors described above, our net loss was ($678,603) for the six months ended June 30, 2022. Upon completion of our 2021 full year audit, we anticipate that the 1H 2022 net loss will reflect a material period-over-period increase relative to 1H 2021 due to declines in revenues and increases in general and administrative expenses, which outweighed reduced cost of revenues and reduced advertising and marketing expenses.

Liquidity & Capital Resources

As of June 30, 2022, we had cash and cash equivalents in the amount of $594,937. Total liabilities were $5,411,581, of which $547,196 consisted of operating liabilities. The remaining liabilities consisted of related party loans of $215,736; Paycheck Protection and EIDL loans of $623,629, $887,500 of outstanding convertible notes, $333,148 of accrued interest, and $2,804,372 of future equity obligations. Our average monthly burn rate (i.e., the rate at which we are losing money) was approximately $61,000.

Historically, we have funded our burn rate through the private placements of debt and equity securities, along with cash generated from revenues. Our historical cash outflows have primarily been associated with cash used for product development, operating activities, and other working capital needs. We intend to fund our operations through increased revenue from operations in the coming periods, as well as from capital raised through our Regulation A offering and other potential capital raises.

The following table sets forth a summary of our cash flows for the periods presented:

For the Six-Month Period Ending	June 30, 2022

Net cash used in operating activities	485,707

Net cash provided by financing activities	(14,137)

Net increase (decrease) in cash and cash equivalents	471,570
Cash and cash equivalents, beginning of period	123,367

Cash and cash equivalents, end of period	$594,937

2022 Regulation A Offering; Issuance of Class B Non-Voting Common Stock

On October 20, 2021, the company commenced an offering of 1,127,819 shares of its Class B Non-Voting common stock pursuant to Regulation A of the Securities Act of 1933 (the “Offering”). The Board of Directors elected to close the Offering as of June 5, 2022. The total proceeds received by the company from the Offering is $1,825,051. The company has and anticipates continuing to use those proceeds to further the development of the Applaudable technology platform, commence advertising and other promotional activity to drive Applaudable user registration, further develop the Moro Platform, make incremental hires, and for other working capital and general corporate purposes.

Indebtedness

As of June 30, 2022, the company had total current liabilities of $2,277,860, representing a 17% increase from the previous December 31, 2021. The increase was largely driven by a significant increase in the company’s accounts payable and deferred revenue. For the same period, the company’s non-current liabilities were $5,666,864 compared to $4,223,490 at the end of 2021. The non-current liabilities consist of future equity obligations (CrowdSAFEs), an outstanding Payment Protection Plan loan, convertible notes, and an outstanding Economic Injury Disaster Loan.

Trend Information

Due to global supply chain issues, increased shipping costs, and associated delays related to the COVID-19 pandemic, we expect that we will continue to find it difficult to meet user demand and expectations in the short-term. Although it is our belief that these issues will dissipate over time, we may find it necessary in the interim to reduce our efforts to generate new Moro customer to focus on providing our existing customers with a strong customer experience, which may result in revenue falling below our initial projections during this period.

Additionally, our ability to execute our business plan depends on our ability to raise capital through an anticipated future offering of securities. Delays in commencing that offering would constrain our ability to dedicate the resources we would like to developing Applaudable.com, and marketing and sales efforts to attract new users and vendor brands. Until we can secure the required capital, these factors will likely restrict our revenue and profitability

Item 2. Other Information.

None.

Item 3. Financial Statements.

WELIVV, INC., dba Moro FINANCIAL STATEMENTS

For the Six-Month Period ending

June 30, 2022

UNAUDITED

(Expressed in US Dollars $)

WELIVV, INC.

BALANCE SHEETS

As of	June 30, 2022

ASSETS

Current assets
Cash and cash equivalents	$594,937
Accounts receivable, net	42,311
Vendor deposits	-

Total current assets	637,248

TOTAL ASSETS	$637,248

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities
Accounts payable	$69,884
Accrued liabilities	198,937
Deferred revenue	278,375
Accrued interest	333,148
Due to related parties	215,736
Convertible notes, current	-
Paycheck protection plan loan, current	182,597

Total current liabilities	1,278,677

Future equity obligations	2,804,372
Paycheck protection plan loan, net of current maturities	228,332
Convertible notes, net of current maturities	887,500
Economic injury disaster loan	212,700

Total liabilibites	5,411,581

Stockholders’ deficit
Series A preferred stock	-
Undesignated preferred stock	-
Class A common stock	527
Class B common stock	-
CF shadow series common stock	-
Undesignated common stock	-
Additional paid-in capital	6,529
Subscription receivable	(738)
Equity issuance costs	(14,137)
Accumulated deficit	(4,766,514)

Total stockholders’ deficit	(4,774,333)

TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$637,248

See accompanying notes to the financial statements

WELIVV, INC.

STATEMENTS OF OPERATIONS

For the six-month periods ending	June 30, 2022
Revenues, net	$867,559
Cost of revenues	485,329

Gross Profit (loss)	382,230

Operating cost and expenses
Advertising and marketing	252,087
General and administrative	808,746

Total operating expenses	1,060,833
Net income (loss) from operations	(678,603)

Other income (expense)
Interest expense	(17,244)
Change in fair value of future equity obligations	-

Total other income (expense)	(17,244)

Net income before provision for income franchise tax expense	(695,847)
Provision for income and franchise taxes	-
Net loss	$(695,847)

Weighted average common shares outstanding - basic and diluted	5,262,918
net loss per common share - basic and diluted	-13%

See accompanying notes to the financial statements

WELIVV, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

	Class A Voting		Additional		Equity		Total
	Common Stock		Paid-in	Subscription	Issuance	Accumulated	Shareholders’
	Shares	Amount	Capital	Receivable	Costs	Deficit	Deficit
Balance as of December 31, 2020	5,027,918	$503	$-	$(503)	$-	$(2,111,827)	$(2,111,827)
Issuance of common stock	-	-	-	-	-	-	-
Stock option compensation	-	-	-	-	-	-	-
Net loss	-	-	-	-	-	(563,195)	(563,195)
Balance as of June 30, 2021	5,027,918	$503	$-	$(503)	$-	$(2,675,022)	$(2,675,022)
Balance as of December 31, 2021	5,262,918	$527	$5,005	$(738)	$-	$(4,070,667)	$(4,065,873)
Issuance of common stock			1,524		(14,137)		(12,613)
Stock option compensation							-
Net loss						(695,847)	(695,847)
Balance as of June 30, 2022	5,262,918	$527	$6,529	$(738)	$(14,137)	$(4,766,514)	$(4,774,333)

See accompanying notes to the financial statements

WELIVV, INC.

STATEMENTS OF CASH FLOWS

For the Six-Month Period Ending	June 30, 2022

Net loss	$(695,847)
Adjustment to reconcile net income to net cash used in operating activities:
Change in fair value of future equity obligations	1,111,901
Stock-based compensation	1,523
Adjustments to accumulated deficit (increase) decrease in assets:
Accounts receivable	(16,001)
Prepaid and other current assets	7,942
Increase (decrease) in liabilities:
Accounts payable	6,888
Accrued liabilities	155,860
Accrued interest	16,000
Deferred revenue	(181,818)
Due to related parties	(741)

Net cash used in operating activities	485,707

Cash flows from financing activities
Issuance of convertible notes	-
Change in subscription receivable	-
Proceeds from additional paid-in capital	-
Equity issuance costs	(14,137)
Borrowings from related parties	-
Payment on related party borrowings	-
Proceeds from economic injury disaster loan	-
Proceeds from paycheck protection program loan	-

Net cash provided by financing activities	(14,137)

Net increase (decrease) in cash and cash equivalents	471,570
Cash and cash equivalents, beginning of period	123,367

Cash and cash equivalents, end of period	$594,937

Supplimental cash flow information
Cash paid for interest epxense	$-
Cash paid for taxes	$-

Non-cash investing and financing activities
Subscription receivable for sale of common stock	$-

See accompanying notes to the financial statements

WELIVV, INC

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1:	Nature of operations

Nature of the business

WeLivv, Inc. dba Moro (the “Company”) was incorporated in the State of Delaware on April 15, 2016 (“Inception”). The Company operates an online home furnishings marketplace to connect designers, product creators and consumers. The Company’s headquarters are in the State of New York. The company began operations in 2016.

Going concern and management’s plans

The financial statements have been prepared on a going concern basis, which implies that the Company will continue to realize its assets and discharge its liabilities in the normal course of business. Since Inception, the Company has relied on the issuance of equity, convertible notes, and loans from shareholders to fund its operations. As of December 31, 2021, the Company had negative working capital and will likely incur additional losses prior to generating positive working capital.

These above matters raise substantial doubt about the Company’s ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations through related party advances and securities-based crowdfunding. There are no assurances that management will be able to raise capital on terms acceptable to the Company or be able to secure additional related party funding. If the Company is unable to obtain sufficient amounts of additional capital, they may be required to reduce the scope of planned development, which could harm the business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

Risks and uncertainties

The Company has not yet generated a profit from intended operations. The Company’s business and operations are sensitive to general business and economic conditions in the U.S. along with local, state, and federal governmental policy decisions. A host of factors beyond the Company’s control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, government policy changes, availability of a qualified human capital, consumer trends in the transportation economy, and negative press. These adverse conditions could affect the Company’s financial condition and the results of its operations.

NOTE 2:	Summary of significant accounting policies

Basis of presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“GAAP”). The Company’s fiscal year end is December 31.

WELIVV, INC

NOTES TO THE FINANCIAL STATEMENTS

NOTE 2:	Summary of significant accounting policies (continued)

Use of estimates

The preparation of the Company’s financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, revenue recognition, valuation of future equity obligations and stock-based compensation The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Cash and cash equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Concentration of credit risks

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. As of December 31, 2021 and 2020, the Company’s cash and cash equivalents were held at one accredited financial institution.

Fair value of financial instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 – Unobservable inputs which are supported by little or no market activity.

WELIVV, INC

NOTES TO THE FINANCIAL STATEMENTS

NOTE 2:	Summary of significant accounting policies (continued)

Fair value of financial instruments (continued)

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of June 30, 2022, December 31, 2021 and June 30, 2021. The respective carrying value of all financial instruments approximated their fair values. These financial instruments include Simple Agreements for Future Equity (“SAFEs”). SAFEs are considered a level 3 liability as there are no observable direct or indirect inputs.

The SAFEs have been classified as a long-term liability. The Company has accounted for its SAFE investments as liability derivatives under the Financial Accounting Standards Board’s (“FASB”) ASC section 815-40 and ASC section 815-10. If any changes in the fair value of the SAFEs occur, the Company records such changes through earnings, under the guidance prescribed by ASC 825-10. (See Notes 3 and 4.)

Revenue recognition

The Company recognizes revenue from the sale of products through its website in accordance with ASC 606, “Revenue Recognition” through the following five step procedure:

●	Identification of a contract with a customer;
●	Identification of the performance obligations in the contract;
●	Determination of the transaction price;
●	Allocation of the transaction price to the performance obligations in the contract; and
●	Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services.

Net revenue from product sales includes shipping costs charged to the customer and is recorded net of taxes collected from customers, which are remitted to governmental authorities. The company record customer deposits on orders from customers prior to shipping products and records them as deferred revenue on the balance sheets.

Accounts receivable

Accounts receivable are derived from products and services delivered to customers and are stated at their net realizable value. Each month, the Company reviews its receivables on a customer-by-customer basis and evaluates whether an allowance for doubtful accounts is necessary based on any known or perceived collection issues. Any balances that are eventually deemed uncollectible are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. As of June 30, 2022, December 31, 2021 and June 30, 2020, the allowance for doubtful accounts was $145,002, $120,516 and $87,198, respectively.

WELIVV, INC

NOTES TO THE FINANCIAL STATEMENTS

NOTE 2:	Summary of significant accounting policies (continued)

Property and equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets. Depreciation expense as of June 30, 2022, December 31, 2021 and June 30, 2021, is $0, respectively. All fixed assets are fully depreciated.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment as of June 30, 2022, December 31, 2021, and June 30, 2021.

Advertising costs

Advertising costs are expensed as incurred. Advertising and marketing expenses were $250,522 and $443,960 for the six-month period ended June 30, 2022 and June 30, 2021, respectively, which are included in advertising and marketing expenses in the statements of operations.

Future equity obligations

The Company has issued Simple Agreements for Future Equity (“SAFEs”) in exchange for cash financing. These funds have been classified as long-term liabilities. (See Notes 3 and 4).

The Company has accounted for its SAFE investments as liability derivatives under the FASB’s ASC section 815-40 and ASC section 815-10. If any changes in the fair value of the SAFEs occur, the Company will record such changes through earnings, under the guidance prescribed by ASC 825-10.

Leases

The Company leases office space under a lease agreement. The Company evaluates lease agreements entered into to determine its appropriate classification as an operating or capital lease for financial reporting purposes. Any lease that does not meet the criteria for a capital lease is accounted for as an operating lease. The assets and liabilities under capital leases are recorded at the lower of the present value of the minimum lease payments or the fair market value of the related assets. Assets under capital leases are amortized using the straight-line method over the lease term. Amortization of assets under capital leases is included in depreciation expense.

WELIVV, INC

NOTES TO THE FINANCIAL STATEMENTS

NOTE 2:	Summary of significant accounting policies (continued)

Stock-based compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation - Stock Compensation. The Company measures all stock-based awards granted to employees, directors and non-employee consultants based on the fair value on the date of the grant and recognizes compensation expense for those awards over the requisite service period, which is generally the vesting period of the respective award. For awards with service-based vesting conditions, the Company records the expense using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The Company classifies stock-based compensation expense in its statements of operations in the same manner in which the award recipient’s costs are classified.

The fair value of each stock option grant is estimated on the date of grant using the Black- Scholes option-pricing model. The Company is a private company and lacks company- specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so in the future. The expected term of the Company’s stock options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assess’ its income tax positions and record tax benefits for all years subject to examination based upon evaluation of the facts, circumstances, and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company’s policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

WELIVV, INC

NOTES TO THE FINANCIAL STATEMENTS

NOTE 2:	Summary of significant accounting policies (continued)

Net loss per share

Net earnings or loss per share is computed by dividing net income or loss by the weighted- average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of June 30, 2022, and June 30, 2021, diluted net loss per share is the same as basic net loss per share. As of June 30, 2022, potentially dilutive securities included the Company’s outstanding stock options (see Note 6). As of June 30, 2022, there were an indeterminable number of shares that were potentially dilutive based on the Company’s outstanding future equity obligations (see Note 4).

Concentrations

As of June 30, 2022, December 31, 2021 and June 30, 2021, the Company does not have any concentrations with customers or vendors that would materially affect operations if those customers or vendors were unavailable as management believes there are suitable alternatives available.

Commitments and contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

Recent accounting pronouncements

In February 2016, FASB issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company is currently evaluating the impact on its financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

Reclassifications

Certain prior year amounts have been reclassified to conform with the current year presentation. During 2021, in order to correct prior period accounts, adjustments were made that increased accumulated deficit by $61,047.

WELIVV, INC

NOTES TO THE FINANCIAL STATEMENTS

NOTE 3:	Fair value measurements

The Company’s financial assets and liabilities subject to fair value measurements on a recurring basis and the level of inputs used for such measurements were as follows:

	Fair Value Using:
Liabilites	Level 1	Level 2	Level 3

Future equity obligations

As of June 30, 2022	$-	$-	$2,804,372

As of December 31, 2021	$-	$-	$2,804,372

As of June 30, 2021	$-	$-	$1,070,000

The Company measures the future equity obligations at fair value based on significant inputs not observable in the market, which causes it to be classified as a Level 3 measurement within the fair value hierarchy. The valuation of the future equity obligations uses assumptions and estimates the Company believes would be made by a market participant in making the same valuation. The Company assess these assumptions and estimates on an on-going basis as additional data impacting the assumptions and estimates are obtained. Changes in the fair value of the future equity obligations related to updated assumptions and estimates are recognized within the statements of operations.

The future equity obligations may change significantly as additional data is obtained, impacting the Company’s assumptions regarding probabilities of outcomes used to estimate the fair value of the liability. In evaluating this information, considerable judgment is required to interpret the data used to develop the assumptions and estimates. The estimates of fair value may not be indicative of the amounts that could be realized in a current market exchange. Accordingly, the use of different market assumptions and/or different valuation techniques may have a material effect on the estimated fair value amounts, and such changes could materially impact the Company’s results of operations in future periods.

The Company utilized a probability-weighted average approach based on the estimated market value of the underlying securities and the potential settlement outcomes of the future equity obligations, including a liquidity event or future equity financing as well as other settlement alternatives. Both the market value of the underlying securities and the probability of the settlement outcomes include unobservable Level 3 inputs.

WELIVV, INC

NOTES TO THE FINANCIAL STATEMENTS

NOTE 3:	Fair value measurements (continued)

The following table presents changes in Level 3 liabilities measured at fair value for the six-month periods ended June 30, 2022 and June 30, 2021 and the year ended December 31, 2021 and 2020:

Future Equity
Obligations
Balance, December 31, 2020	$1,070,000
Change in fair value	-
Balance, June 30, 2021	1,070,000
Change in fair value	622,471
Balance, December 31, 2021	1,692,471
Issuance of SAFE obligations	1,111,901
Balance at June 30, 2022	$2,804,372

During the six-month period ended June 30, 2021, the Company has determined that the face value of the future equity obligations approximate the fair value and no change in fair value to the future equity obligations was recorded. During the year ended December 31, 2021, the changes in the fair value resulted from an adjustment to these valuations and estimates made to the probability of the various outcomes. During the six-month period ended June 30, 2022, the Company has determined that the face value of the future equity obligations approximate the fair value and no change in fair value to the future equity obligations was recorded. The Company also issued additional SAFE instruments during the six-month period ending June 30, 2022.

NOTE 4:	Future equity obligations

In 2020, the Company initiated a Regulation Crowdfunding (“Regulation CF”) offering of Crowdfunding Simple Agreement for Future Equity (“Crowd SAFE”) securities. Each Crowd SAFE agreement, which provides the right of the investors to future equity in the Company, are subject to a valuation cap of $20,000,000.

If there is an equity financing of at least $1,000,000 in gross proceeds before the instrument expires or is terminated, the Company may either continue the term of the Crowd SAFE without conversion, or issue to the investor a number of units of the CF Shadow Series, as applicable, sold in the equity financing. The CF Shadow Series represent the same type of equity interests sold (preferred or common securities) in the equity financing, however members in the Shadow Series shall have no voting rights. The number of units of the CF Shadow Series equal the purchase amount divided by the Conversion Price. The Conversion Price is equivalent to a) the Safe Price, defined as the valuation cap divided by the number of dilutive units outstanding, or b) the Discount Price, which is the price per unit of the equity interests sold with a discount rate of 24%, whichever calculation results in a greater number of equity interests. If the Company continues the term of the Crowd SAFE after the initial equity financing, and another equity financing occurs before the termination of the instrument, the Company may further continue the term of the Crowd SAFE or may issue the investor a number of units of the CF Shadow Series equal to the purchase amount by the first equity financing price.

WELIVV, INC

NOTES TO THE FINANCIAL STATEMENTS

NOTE 4:	Future equity obligations (continued)

If there is a liquidation event before the expiration or termination of the SAFE agreement, the investor will at its option either a) receive a cash payment equal to the purchase amount or b) automatically receive from the Company a number of shares of units equal to the purchase amount divided by the Liquidity Price ($20,000,000 valuation cap dividend by the number of dilutive units outstanding), if the investor fails to select the cash option. Thereafter the SAFE agreement will terminate. In connection with a cash payment through a liquidity event, if there are not enough funds to pay the investors of the SAFE agreements in full, funds will be distributed pro-rata based on the purchase amounts.

In a dissolution event, SAFE Agreement holders will be paid out of remaining assets with equal priority to holders of common securities, subject to preferences of any series of preferred securities.

Financing costs, which include commissions to the Regulation CF portal and other costs of the offering, were recognized as a discount to the Crowd SAFEs and immediately accreted to face value.

As of June 30, 2022, December 31, 2021 and June 30, 2021, the fair value of SAFEs was $2,804,372, $1,692,471 and $1,070,000, respectively.

NOTE 5:	Debt

Paycheck protection program loan

In April 2020, the Company entered into a Paycheck Protection Program (“PPP”) loan in the amount of $263,997, with an interest rate of 1% and maturity date in April 2022. This loan is not secured. The balance of this was 263,977 as of December 31, 2021 and June 30, 2021.

In February 2021, the Company entered into a second PPP loan in the amount of $228,332, with an interest rate of 1% and maturity date in April 2026. This loan is not secured the Balance of this loan was $228,332 as of June 30, 2022 and December 31, 2021.

Economic injury and disaster loan

In April 2020, the Company received an advance for $10,000, under the Economic Injury and Disaster Loan (“EIDL”), which is automatically forgivable if used for qualifying expenses.

In July 2020 and December 2020, the Company entered into EIDLs for $39,900 and $81,400, respectively, with an interest rate of 3.75% and a maturity date in July and December 2050, respectively. These loans are secured by all tangible and intangible personal property of the Company. The amount outstanding on all EIDLs was $131,300 as of December 31, 2021.

Convertible debt

As of June 30, 2022, December 31, 2021 and June 30, 2021, the Company has issued $887,500, $887,500, and $675,000, respectively, of 12% unsecured convertible notes (the “Notes”) due twenty-four months after initial issuance (“Maturity Date”). The Notes are unsecured. The Notes are due on the Maturity Date with accrued interest if the Notes do not convert prior to the maturity date.

The Notes are automatically convertible into common stock on the completion of an equity offering of $1,000,000 or more (“Qualified Financing”). For Notes totaling $312,500 the conversion price is the lesser of 76% of the price per share of stock received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre- money valuation of $20,000,000 divided by the aggregate number of shares of the Company’s common stock outstanding immediately prior to the initial closing of a Qualified Financing of at least 1,000,000 assuming full conversion or exercise of outstanding stock options and Notes. For the remaining Notes totaling $325,000, the conversion price is 76% of the price per share of stock received by the Company in a Qualified Financing. As the conversion and the resulting effect of the discount on the price per share is not calculable until a Qualified Financing event occurs, there is currently no amount recorded related to the discount.

WELIVV, INC

NOTES TO THE FINANCIAL STATEMENTS

NOTE 5:	Debt (continued)

Future maturities of debt

Future maturities of third-party debt are as follows:

June 30. 2022
2022	$926,497
2023	225,000
2024	-
2025	-
2026	228,332
Thereafter	131,300
$1,511,129

NOTE 6:	Stockholders’ deficit

As of December 31, 2021 and 2020, respectively, the Company was authorized to issue 11,000,000 shares of stock, which consisted of 10,000,000 shares of par value $0.0001 common stock and 1,000,000 shares of par value $0.0001 preferred stock.

On April 18, 2022, the Company amended and restated their certificate of incorporation with the effect being an increase in the number of authorized shares from 11,000,000 to 15,000,000, consisting of 10,000,000 shares of common stock and 5,000,000 shares of preferred stock. There was no change to the par value of the stock. The amended certificate of incorporation also created various designations of stock as described below. All share and per share amounts in the financial statements have been retroactively restated to reflect these changes.

WELIVV, INC

NOTES TO THE FINANCIAL STATEMENTS

NOTE 6:	Stockholders’ deficit (continued)

Preferred stock

The Company designated its preferred stock as 171,068 shares of Series A Preferred Stock, with 4,828,932 shares of preferred stock undesignated. As of June 30, 2022, December 31, 2021 and June 30, 2021, no shares of preferred stock have been issued.

Common stock

The Company designated its common stock as 8,000,000 shares of Class A Voting Common Stock, 1,270,410 shares of Class B Non-Voting Common Stock, and 285,271 shares of CF Shadow Series stock, with 285,271 shares of common stock undesignated. As of June 30, 2022, December 31, 2021, 5,262,918 shares of Class A Voting Common Stock have been issued and are outstanding. As of June 30, 2021, 5,027,918 shares of Class A Voting Common Stock were issued and outstanding. No shares of Class B Non-Voting or CF Shadow Series stock have been issued.

Voting

The holders of the Class A Voting common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. The holders of the Class B Non-Voting common stock do not have any voting rights, except as otherwise required by the Delaware General Corporation Law.

Repurchase

The Company retains various provisions, some at their option, related to repurchasing, or the right of first refusal for transfer of units of common stock.

Regulation A offering

In November 2021, the Company initiated a Regulation A crowd-funding securities offering. The Company is offering a maximum of 1,127,819 shares of its Class B Non-Voting common stock at a price of $6.65 per share for aggregate maximum gross proceeds of $7,500,000 (the “Offering”).

There is no minimum number of shares that must be sold to close the Offering. The minimum initial investment amount per subscriber is $266. The Offering will be conducted on a “best-efforts” basis pursuant to Regulation A of Section 3(b) of the Securities Act of 1933, as amended, or the Securities Act, for Tier 2 offerings directly by the Company and on the Republic platform pursuant to an agreement entered into with Open Deal Broker LLC (“ODB”), an SEC registered broker-dealer that is a member of the Financial Industry Regulatory Authority (“FINRA”) and the Securities Investor Protection Corporation (“SIPC”).

WELIVV, INC

NOTES TO THE FINANCIAL STATEMENTS

NOTE 6:	Stockholders’ deficit (continued)

Regulation A offering (continued)

In consideration for ODB’s services, ODB will receive in cash (i) for the dollar value of securities sold to investors pursuant to this Offering up to but not in excess of $2,000,000, a 6% commission on the dollar value of the securities issued to investors in this Offering; (ii) for the dollar value of securities sold to investors pursuant to this Offering in excess of $2,000,000 but not greater than $5,000,000, a 4% commission on the dollar value of the securities issued to investors in this Offering; and (iii) for the dollar value of securities sold to investors pursuant to this Offering in excess of $5,000,000; a 2% commission on the dollar value of the securities issued to investors in this Offering.

Excepted from the cash commission calculation are those securities sold to any investor which the company has pre-identified to ODB and invests $25,000 or more in the Offering (“Excepted Investors”). Additionally, ODB will receive in securities of the same type as we are issuing in this Offering, (i) for the dollar value of securities sold to investors pursuant to this Offering up to but not in excess of $5,000,000, a 2% securities commission; and (ii) for the dollar value of securities sold to investors pursuant to this Offering in excess of $5,000,000; a 1% securities commission.

2017 Equity Incentive Plan

On October 4, 2017, the Company adopted the Company’s 2017 Stock Plan (the “2017 Plan”). The 2017 Plan is intended to promote the interests of the Company, by providing eligible persons in the Company’s employ or service with the opportunity to acquire a proprietary interest, or otherwise increase their proprietary interest, in the Company as an incentive for them to continue in such employ or service. The Company reserved 555,556 shares of common stock issuable upon the grant of awards.

On the March 29, 2021, under the 2017 Plan, the Company issued options to an employee to acquire an aggregate of 3,076 shares of Class A voting common stock at an exercise price of $6.50. The exercise price for each option awards reflects the fair market value of the outstanding stock on the date of grant as determined by the board of directors. Shares purchased upon exercise of these options are subject to certain restrictions including a right of first refusal in the Company’s favor. The options vest monthly through March 29, 2022 and have an expiration date of March 29, 2031.

A summary of information related to stock options for the six-month periods ended June 30, 2022 and June 30, 2021 and the year ended December 31, 2021, is as follows:

	Options	Weighted Average Exercise Price	Intrinsic Value
Outstanding, December 31, 2020	-	$-	$-
Granted	3,076	3.80
Exercised	-	-
Forfeited	-	-
Outstanding, December 31, 2021 and June 30, 2022	3,076	$3.80	$8,767

Value
Weighted average grant date fair value of options granted during year	$2.05
Weighted average durations (years) to expiration of outstanding options at year end	9.24

WELIVV, INC

NOTES TO THE FINANCIAL STATEMENTS

NOTE 6:	Stockholders’ deficit (continued)

2017 equity incentive plan (continued)

The following table presents, on a weighted average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of stock options granted as of June 30, 2022:

Risk-free interest rate	0.89%
Expected term (in years)	5.27
Expected volatility	63%
Expected dividend yield	0%

The total grant-date fair value of the options granted during the year ended December 31, 2021, was $6,318. Stock-based compensation expense of $4,795 was recognized for the year ended December 31, 2021. Total unrecognized compensation cost related to non-vested stock option awards amounted to $1,523 as of December 31, 2021, which will be recognized over a weighted average period of 1 year from the grant date. The stock-based compensation was classified as general and administrative expense in the statements of operations.

NOTE 7:	Operating lease

The Company leases office space. Rent expense related to this lease for the six-month periods ended June 30, 2022 and 2021 was $22,000, and $71,500, respectively. As of December 31, 2021, the lease is month to month and there are no future minimum rental payments under non-cancelable leases.

NOTE 8:	Related party transactions

The Company has received advances from the founder and majority stockholder since inception. As of June 30, 2022, December 31, 2021 and June 30, 2021, the balance of the advances owed to the founder was $135,736, $141,706 and $141,706, respectively. These advances have no interest rate or specified maturity date.

In 2021, the Company received an advance from a related party in the amount of $80,000, due in one year, bearing interest at 40%. As of June 31, 2022, December 31, 2021, and June 30, 2021 the amount outstanding is $80,000 and is classified together with the amounts above due to the founder in due to related parties in the balance sheets. Accrued interest as of December 31, 2021, related to this advance was $11,748.

NOTE 9:	Subsequent events

The Company has evaluated all events that have occurred after the balance sheet date through October 31,2022, the date these financial statements were available to be issued. Based upon the evaluation, the Company did not identify any other recognized or non-recognized subsequent events that would have required adjustment or disclosure in the accompanying financial statements.

Item 4. Exhibits.

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

Exibit Number	Exhibit Description (hyperlink)	Form	File No	Filing Date
1.1	Form 1-U	1-U	024-11620	6/3/2022
1.2	Form 1-U	1-U	024-11620	10/21/22

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WeLivv, Inc.
a Delaware corporation

by:	/s/ Andrew Christodoulides
Name:	Andrew Christodoulides
Its:	Chief Executive Officer
Date:	November 4, 2022

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the date indicated.

/s/ Andrew Christodoulides
Andrew Christodoulides, CEO*, Director
Date: November 4, 2022

/s/ Laurence Levi
Director
Date: November 4, 2022

*	The company does not have a principal financial or accounting officer, as those responsibilities are fulfilled by the CEO.